August 8, 2005

Ms. Jennifer Hardy

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-1004

Re:	Flow International Corporation
Form S-1 filed May 20, 2005
File No. 333-125113

Dear Ms. Hardy,

We are responding to your letter dated June 14, 2005, which sets forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) relating to Flow International Corporation’s (“Flow” or the “Company”) S-1 Registration Statement filed with the SEC on May 20, 2005. For your convenience, each of the Staff’s comments has been included in italics and precedes the Company’s responses.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC. The Company also acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company understands that it may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form S-1 filed May 20, 2005

Prospectus Cover Page

1.	Please limit your cover page to the information set forth in Item 501(b) of Regulation S-K. In this respect, please move the information in the last two paragraphs to the summary.

Response:

The information contained in the last two paragraphs of the cover page has been moved to the Prospectus Summary, as requested. Please see the “Offering Related Information” section of the Prospectus Summary on page 2 of the S-1.

2.	Please confirm you are not registering the shares issuable upon exercise of the warrants that you may issue in the future to your lenders.

Response:

The Company confirms that it is not registering the shares issuable upon exercise of the warrants that it may issue in the future to its lenders.

3.	Tell us supplementally of the basis for the purchase price of $4.07 under the warrants.

Response:

The Company supplementally advises the Staff that the basis for the purchase price of $4.07 under the warrants is $3.70 (the closing price of the Company’s stock on Nasdaq National Market on the day before the agreement between the Company and the Selling Shareholders relating to the PIPE Transaction was entered) increased by an additional 10%, as required by Nasdaq Rule 2520.

4.	Please revise this discussion after you move it, as well as the selling shareholder section, to clearly disclose the discount received by the selling shareholders in the purchase of the common shares.

Response:

We have included information clearly disclosing the discount received by the selling shareholders in the purchase of the common shares in the “Summary” and “Selling Shareholders” sections of the S-1 indicating that the closing price of the stock on the day the PIPE agreement was entered into was $4.28 per share, juxtaposing this to the purchase price of $3.70 per share. Please see the “Offering Related Information” section of the Prospectus Summary on page 2 and footnote 2 to the “Selling Shareholders” section on page 65. We have also indicated the exercise prices of the various warrants, which are $.01 per share (for warrants issued in connection with borrowings) and $4.07 per share (for warrants issued in connection with the PIPE). Since we do not know when or if the warrants will be exercised, we are unable to quantify “the discount received by the selling shareholders in the purchase of the common shares.” We clearly included information as to the exercise price, however.

Risk Factors, page 5

5.	Please add risk factor disclosure regarding the downward pressure on the market price of your common stock that could result as selling security holders exercise warrants and sell material amounts of your common stock. In addition, please discuss the fact that this downward pressure could encourage short sales by selling security holders or others. Finally, please explain short selling and its likely impact on the market price of your common stock.

Response:

A risk factor disclosure regarding the downward pressure of the market price of the Company’s common stock that could result in connection with the exercise of warrants and sale of material amounts of Company stock has been added to the “Risk Factors” section. This new risk factor discusses the fact that this downward pressure could encourage short sales by selling security holders or others and also explains short selling and its possible impact on the market price of the Company’s common stock.

6.	In addition, please add risk factor disclosure that as selling shareholders exercise their warrants and purchase shares, you must issue additional warrants to the underwriters which may dilute the holdings of investors who purchase from selling shareholders and discuss the further downward pressure this may place on your stock price.

Response:

The Staff’s comments have been noted. The Company supplementally advises the Staff that a risk factor disclosure that additional warrants to underwriters may be issued is not applicable to the Company as no additional warrants will be issued by the Company.

Selling Stockholders, page 72

7.	We note that you refer readers to the section titled “Certain Relationships and Related Transactions” for information about material relationships between the selling shareholders and the company; however, it appears that this information has not been included in the prospectus.

Response:

Please note that the information that had been included under “Certain Relationships and Related Transactions” in an early draft of the registration statement was moved to the footnotes under “Selling Shareholders.” We simply forgot to delete the cross-reference. In response to the Staff’s comment, the Company deleted the reference to “Certain Relationships and Related Transactions” and noted in the introduction to “Selling Shareholders” that material relationships are discussed in the footnotes.

In addition, please describe here the material transactions and relationships between Flow International and each of the selling shareholders during the past three years. See Item 507 of Regulation S-K. Please describe the transactions in which you issued the shares to be resold and the warrants in materially complete terms, including the basic terms of all the issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares and warrants received by them. For example, if true, state that you entered into a Securities Purchase Agreement with accredited investors and the units were issued to these investors in a private placement. In addition, you should disclose the name of any placement agent used in the transaction.

Response:

The Staff’s comments have been noted. The Company believes that the footnotes under “Selling Shareholders” contain the information required pursuant to Item 507 of Regulation S-K regarding material transactions and relationships between Flow and each of the selling shareholders during the past three years. Please see footnotes 2, 18 and 21 on pages 65 and 66 of the S-1.

8.	Please revise your disclosures to identify the natural person or persons who have voting or investment control over the company’s securities that each non-reporting entity owns. See Interpretation 4S of Regulation S-K Item 507 in the March 1999 supplement of the manual of publicly available CF telephone interpretations.

Response:

The “Selling Shareholders” section has been amended to disclose the identity of the natural person or persons who have voting or investment control over the company’s securities that each non-reporting entity owns in accordance with Interpretation 4S of Regulation S-K Item 507.

9.	Please add columns disclosing the number and percentage of shares that the selling stockholders will own after the offering pursuant to Item 507 of Regulation S-K.

Response:

The “Selling Shareholders” section has been amended to incorporate columns disclosing the number and percentage of shares that the selling shareholders will own after the offering pursuant to Item 507 of Regulation S-K.

10.	Revise the selling shareholders table to include a line that shows the total number of shares to be offered in this prospectus.

Response:

The “Selling Shareholders” section has been amended to include a line that shows the total number of shares to be offered in this prospectus.

Plan of Distribution, page 77

11.	Please tell us whether any of the selling shareholders are a broker-dealer or an affiliate of broker-dealer. If any selling shareholder is a registered broker-dealer, it should be named as an underwriter. If the selling shareholder is an affiliate of a registered broker-dealer, expand the prospectus to indicate whether it acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition it had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Response:

The Plan of Distribution has now been modified to identify Bank of America Securities as the only Selling Shareholder that is a registered broker-dealer. Additionally, Bank of America Securities is now named as an underwriter. Finally, language has been included that, at the time of the acquisition, no agreements, understandings or arrangements existed with any other person to dispose of the securities.

12.	Please expand your disclosure in the first full paragraph after the bullets on page 77 to describe in greater detail Rule 144 under the Securities Act as it pertains to sales of your common stock.

Response:

The disclosure in the first full paragraph after the bullets on page 69 (formerly page 77) has been expanded to describe in greater detail Rule 144 under the Securities Act as it pertains to the Company’s sale of its common stock.

13.	Please tell us supplementally why you will file a prospectus supplement “if then required” upon a notification from a selling shareholder that a donee or pledge intends to sell more than 500 shares of common stock. In this regard, we note the statement in the preceding paragraph that a prospectus supplement will be filed pursuant to rule 424(b)(3) or other applicable provision to amend the list of selling shareholders to include pledgees, transferees, or other successors, without regard to the 500 share threshold.

Response:

The language “if then required” has been deleted from this section.

14.	Please revise this section to state that if an underwriter is used in the resale of the shares, you will file a post-effective amendment to disclose the name of the underwriter and discuss the material terms of any agreement.

Response:

Language has been incorporated that, if required, the Company will file a post-effective amendment to disclose the name of the underwriter and will discuss the material terms of any agreement. We conducted a Lexis search and found that the most common formulation (by a large margin) of language relating to post-effective amendments was to say that a post-effective amendment would be filed if required. We have followed the most common formulation.

15.	Tell us what steps you have implemented to ensure that each of the selling stockholders will conduct the distribution in accordance with Regulation M. See paragraph (b)(7) of Rule 461.

Response:

The Company supplementally informs the Staff that each selling shareholder has indicated understanding of Regulation M and has provided a written undertaking to conduct the distribution in compliance with Regulation M.

Exhibit 5.1

16.	Please allow us sufficient time prior to effectiveness to review the legality opinion.

Response:

The legality opinion is attached to this letter.

We look forward to your comments.

Sincerely,

/s/ Stephen D. Reichenbach
Stephen D. Reichenbach Chief Financial Officer

EXHIBIT 5.1

[OPINION OF PRESTON GATES & ELLIS LLP]

August 5, 2005

Flow International Corporation

23500 64th Avenue South

Kent, WA 98032

Re:

Registration Statement on Form S-1 (Registration No. 333-125113)

Ladies and Gentlemen:

We have acted as counsel for Flow International Corporation, a Washington corporation (the “Company”), in connection with the preparation and filing with the Securities and Exchange Commission (the “Commission”) of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the offer and sale by the Selling Shareholders name in the Registration Statement of up to 17,473,116 outstanding shares of the common stock, and up to 3,219,245 shares that may be issued on the exercise of outstanding Warrants (collectively, the “Selling Shareholder Shares”).

In connection with the preparation and filing of the Registration Statement, we have reviewed the Company’s Articles of Incorporation, Bylaws, Securities Purchase Agreement, Credit Agreement and Warrants and such other corporate records, agreements, documents and other instruments, and such certificates or comparable documents of public officials and of officers and representatives of the Company, and have made such other investigations as we deemed necessary in order to express the opinions set forth below. The law covered by the opinions expressed herein is expressly limited to the Washington Business Corporation Act and the Federal law of the United States (the “Covered Law”). To the extent that the law other than the Covered Law impacts the opinions expressed herein, we assume in our opinions that such law is the same as the Covered Law. No opinion is expressed as to the effect that the law of any other jurisdiction might have upon the subject matter of the opinions expressed herein under conflicts of law principles or otherwise. We express no opinion except as expressly set forth in the paragraph below and no opinions shall be implied. The opinion expressed herein is an opinion of legal matters and not factual matters.

We have assumed as to shares to be issued upon the exercise of outstanding Warrants, the exercise of, and payment for, the Warrants will be in accordance with the terms of the Warrants and the shares will be issued and sold in accordance with and in the manner described in the Warrants. Based on the foregoing, it is our opinion that the currently outstanding Selling Shareholder Shares are, and the Selling Shareholder Shares to be issued on the exercise of Warrants will be when issued, duly authorized, validly issued, fully paid and non assessable.

Our opinion is given as of the date hereof, and we undertake no obligation and hereby disclaim any obligation to advise upon any change in law, facts or circumstances, occurring after the date hereof except in any additional or supplemental opinions that we may render with respect to the Selling Shareholder Shares.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and any amendment thereto, including any and all post-effective amendments and any registration statement relating to the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to the reference to our firm under the heading “Legal Matters” in the prospectus contained within the Registration Statement. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission. We express no opinion as to any matters not expressly set forth herein.

Very truly yours,

/s/ PRESTON GATES & ELLIS LLP